Mail Stop 6010

November 29, 2006

Mr. Steven M. Helmbrecht
Senior Vice President and Chief Financial Officer
Itron, Inc.
2818 North Sullivan Road
Spokane, Washington 99216

      Re: **Itron, Inc.**
              Form 10-K for the year ended December 31, 2005
              Filed February 24, 2006
              File No. 000-22148

Dear Mr. Helmbrecht:

      We have reviewed your filing and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended September 30, 2006

Note 2. Earnings Per Share and Capital Structure, page 10

1.   We noted your disclosure herein that the convertible notes had no effect on
        diluted earnings per share since its conversion criteria had not been met. Please
        tell us more about the conversion criteria you are referring to in your disclosure
        and provide us with your analysis of the potentially dilutive shares associated
        with the convertible notes. Please also tell us how your accounting is consistent
        with EITF 04-8, which indicates contingently convertible instruments should be
        included in diluted earnings per share, if dilutive, regardless of whether the
        market price trigger has been met. Revise the disclosures related to this matter in
        future filings as necessary to address our concerns.

Note 8. Debt, page 15

Convertible Senior Subordinated Notes, page 16

2.   We see on August 4, 2006 you issued $345 million of 2.50% convertible senior
        subordinated notes (convertible notes) due August 2026. Please tell us how you
        have applied the guidance in SFAS 133 and EITF Issue 00-19 in evaluating
        whether the conversion feature of your convertible notes is an embedded
        derivative. In this regard, tell us if the convertible notes meet the definition of
        conventional convertible debt as discussed in paragraph 4 of EITF Issue 00-19.
        Also, if the convertible notes do not meet the definition of conventional
        convertible debt, please provide us with your analysis of the impact of paragraphs
        12-32 of EITF 00-19 on your accounting requirements for the debt.   Finally,
        please revise future filings to clearly indicate how you have accounted for all
        significant terms of the convertible notes.

Form 8-K dated November 1, 2006

3.   We note that you present your non-GAAP measures and reconciliation in the
        form of a pro forma statement of income. This format may be confusing to
        investors as it also reflects several non-GAAP measures, including (but not
        limited to) non-GAAP operating income, non-GAAP income before income
        taxes, non-GAAP income tax provision, non-GAAP net income and non-GAAP
        basic and diluted net income per share which have not been described to
        investors. In fact, it appears that management does not use these non-GAAP
        measures but they are shown here as a result of the presentation format. Please

note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

To eliminate investor confusion, please remove the adjusted statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

4.   Please also revise future filings to include all the substantive disclosures outlined in Questions 8 and 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003. Please revise your future disclosure to explain in greater detail:

- the substantive reasons why management believes the non-GAAP measure provides useful information to investors;
- the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use the measure; and
- the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.

5.   In addition, we note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

As appropriate, please amend your filing and respond to these comments within

10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief , at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant